Computation of Ratios of Earnings to Fixed Charges

		Exhibit 12

Three Months Ended March 31,
(in millions, except ratios)	2015	2014
Earnings:
Pre-tax income(a):	$3,429	$2,718
Add - Fixed charges	445	1,035
Adjusted Pre-tax income	$3,874	$3,753
Fixed charges:
Interest expense	$313	$755
Portion of rent expense representing interest	45	32
Interest credited to policy and contract holders	87	248
Total fixed charges	$445	$1,035
Total fixed charges, excluding interest credited to
policy and contract holders	$358	$787
Ratio of earnings to fixed charges	8.71	3.63
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	10.82	4.77

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.